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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO
                           FILED PURSUANT TO 13d-2(a)

                    Under the Securities Exchange Act of 1934

                             (AMENDMENT NO. ONE)(1)

                                  Seragen, Inc.
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                                (Name of Issuer)


                           Common Stock $.01 Par Value
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                         (Title of Class of Securities)


                                   817474-10-9
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                                 (CUSIP Number)

                    William L. Respess, Esq., General Counsel
                       Ligand Pharmaceuticals Incorporated
                           10275 Science Center Drive
                           San Diego, California 92121

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 12, 1998
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                      (Date of Event which Requires Filing
                               of this Statement)

                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                            Note. Schedules filed in paper format shall include
a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

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         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 817474-10-9                13D                     PAGE 2 OF 7 PAGES
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   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 LIGAND PHARMACEUTICALS INCORPORATED
                 IRS EMPLOYER NO.: 77-0160744
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      N/A                                                               (a) [ ]
                                                                        (b) [ ]
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   3  SEC USE ONLY

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   4  SOURCE OF FUNDS*
            00
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)   N/A                                           [ ]
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   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
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                      7   SOLE VOTING POWER
                          100
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            100
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
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  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      100
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  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
      N/A
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  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             100%
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  14  TYPE OF REPORTING PERSON*
              CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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ITEM 1. SECURITY AND ISSUER

                  This statement relates to the common stock, $.01 par value per share (the "Common Stock"), of Seragen, Inc. a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 97 South Street, Hopkinton, Massachusetts 01748.

ITEM 2. IDENTITY AND BACKGROUND

                  This statement is filed by Ligand Pharmaceuticals Incorporated, a Delaware corporation ("Ligand"). Ligand's principal business and office address is 10275 Science Center Drive, San Diego, California 92121. Ligand is a biopharmaceutical company engaged in the discovery and development of small-molecule drugs which mimic or block the activities of various hormones and cytokines to regulate gene activity and the genetic processes affecting many diseases.

                  Neither Ligand, nor to its best knowledge, any of its executive officers or directors has during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Effective August 12, 1998, Ligand acquired the Issuer under the terms of that certain Agreement and Plan of Reorganization, dated as of May 11, 1998 (the "Merger Agreement"), among Ligand, the Issuer and Knight Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Ligand ("Merger Sub"), pursuant to which Merger Sub was merged with and into the Issuer (the "Merger"), with the Issuer being the surviving corporation and a wholly-owned subsidiary of Ligand. The Merger Agreement provides that the holders of shares of the Common Stock of the Issuer were entitled to receive shares of Ligand's common stock, par value $.001 per share (the "Ligand Common Stock"), at a rate of approximately 0.036 shares of Ligand Common Stock for each share of the Issuer's Common Stock, and cash payments by Ligand in lieu of the issuance of fractional shares of Ligand Common Stock.

                  The Merger Agreement also provides for an additional $37 million in cash and/or Ligand Common Stock, at Ligand's option, to be paid either six months after the date of receipt of final U.S. Food and Drug Administration (the "FDA") approval to market ONTAK(TM) (DAB389IL-2, Interleukin-2 Fusion Protein or denileukin diftitox) for cutaneous T-cell lymphoma ("CTCL") or August 12, 2000, whichever is earlier. The $37 million payment will not be made, however, if ONTAK has not received final approval by the FDA by August 12, 2000, provided that Ligand has satisfied certain diligence obligations to pursue such approval. From the $37 million payment, if and when made, holders of the Issuer's Common Stock will receive $0.23 in, at Ligand's option, cash or the equivalent value of Ligand Common Stock (based on the average closing share price for the 10 trading days immediately preceding the

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payment date) for every share of Issuer Common Stock owned prior to the effective time of the Merger.

ITEM 4. PURPOSE OF THE TRANSACTION

                  The purpose of the acquisition by Ligand of the issued and outstanding Common Stock of the Issuer was the acquisition of the Issuer, and with it, rights to ONTAK, a product which is currently under review by the FDA that shows promise in the treatment of persistent CTCL, and the intellectual property assets of potential commercial value from several current and possible future royalty bearing agreements.

                  Following the consummation of the Merger, the Issuer became a wholly-owned subsidiary of Ligand. Ligand filed a Form 15 to terminate the Issuer's reporting obligations with the Securities and Exchange Commission pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, on August 12, 1998, and replaced the Issuer's officers and Board of Directors with Ligand and current Issuer employees.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

         (a) Ligand beneficially owns 100 shares of Common Stock of the Issuer. This represents 100% of the outstanding Common Stock of the Issuer.

         (b) Ligand has sole power to vote and dispose of 100 shares of the Common Stock of the Issuer.

         (c)      Not applicable.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  The Merger Agreement, as defined in Item 3 above, sets forth the terms of the Merger, including the terms on which Ligand acquired the issued and outstanding Common Stock of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit

   A Agreement and Plan of Reorganization, dated as of May 11, 1998, by and among the Issuer, Merger Sub and Ligand (1)(2)

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(1)      This exhibit was previously filed as part of, and is hereby incorporated by reference to, Exhibit 2.1 filed with the Reporting Person's Registration Statement on Form S-4 (No. 333-58823) filed on July 9, 1998.

(2) The schedules referenced in this agreement have not been included because they are either disclosed in the agreement or do not contain information which is material to an investment decision. Ligand agrees to furnish to the Commission a copy of such schedules upon request.



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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:    August 21, 1998           LIGAND PHARMACEUTICALS INCORPORATED


                                   By: /s/  WILLIAM L. RESPESS
                                      ----------------------------------------
                                      William L. Respess, Senior Vice President
                                      General Counsel, Government Affairs



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                                  EXHIBIT INDEX

Exhibit
Number                                Description
                                      -----------


A Agreement and Plan of Reorganization, dated as of May 11, 1998, by and among the Issuer, Merger Sub and Ligand (1)(2)

---------

(1) This exhibit was previously filed as part of, and is hereby incorporated by reference to, Exhibit 2.1 filed with the Reporting
         Person's Registration Statement on Form S-4 (No. 333-58823) filed on
         July 9, 1998.

(2) The schedules referenced in this agreement have not been included because they are either disclosed in the agreement or do not contain information which is material to an investment decision. Ligand agrees to furnish to the Commission a copy of such schedules upon request.
